

December 15, 2020

Andrea Tarbox
Chief Financial Officer
Live Oak Acquisition Corp.
774 A. Walker Rd.
Great Falls, VA 22066

       Re: Live Oak Acquisition Corp.
           Amendment 2 to Registration Statement on Form S-4
           Filed December 15, 2020
           File No. 333-249691

Dear Ms. Tarbox:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 14, 2020 letter.

Amendment No. 2 to Form S-4

Proposal No. 4 - The NYSE Proposal, page 109

1.   We note your revised disclosures in response to prior comment 4 regarding the issuance of securities to "related parties." Please revise to clarify the identity of the related parties.

Information about Danimer
Intellectual Property, page 128

2.   We note your revised disclosures in response to prior comment 6. Please revise to further clarify Danimer's expiration dates (or range of expiration dates) for the issued patents, and separately, for the pending patent applications. To the extent that Danimer has any patents that are soon to expire, please revise your disclosures as appropriate in the prospectus to

disclose any material impact on its business. Please also revise to state the material countries in which Danimer has issued patents, as well as for Danimer's pending patent applications.

Exhibits

3.   We note your revised exhibit in response to prior comment 8. Please revise to clarify that the closing of the transaction referenced in Proposal No. 1 is conditioned on the approval of certain proposals, or advise. We noted your disclosure in the prospectus stating that the closing is conditioned on the approval of various proposals.

You may contact Christie Wong at (202) 551-3684 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay at (202) 551-7237 or Dorrie Yale at (202) 551-8776 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Edward S. Best, Esq.